Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick” or the “Company”)

Brookfield Place, TD Canada Trust Tower

Suite 3700, 161 Bay Street, P.O. Box 212

Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

December 4, 2013

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on December 4, 2013 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On December 4, 2013, Barrick announced that its Founder and Chairman, Peter Munk, will retire as Chairman of Barrick and step down from the Company’s Board of Directors at the 2014 Annual Meeting of Shareholders (“AGM”), and that John L. Thornton will become Chairman at the 2014 AGM. The Company also announced progress on a number of key business initiatives, including rejuvenation of the Board of Directors, a plan to strengthen executive compensation practices and the appointment of a new Chief Operating Officer.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Since the Company’s 2013 AGM, various directors of Barrick have engaged in discussions with Barrick’s institutional shareholders to understand their perspectives on Barrick’s compensation practices and governance arrangements. The Board is addressing the issues that have been raised with Barrick’s directors, which include modification of the Company’s executive compensation arrangements, the rejuvenation of the Board through a combination of departures from the Board, the addition of independent directors and succession in the Chairman role at the Company, consistent with Mr. Munk’s desire to retire as Chairman of the Board of Directors. As previously indicated, Barrick expects these governance changes to take effect in conjunction with the 2014 AGM.

On December 4, 2013, Barrick announced that its Founder and Chairman, Peter Munk, will retire as Chairman of Barrick and step down from the Company’s Board of Directors at the 2014 AGM. John L. Thornton, who has played an increasingly important role at Barrick since his appointment as Co-Chairman in 2012, will become Chairman at the 2014 AGM.

In addition to Mr. Munk, Howard Beck and Brian Mulroney have informed the Board that they will not stand for re-election as directors at the Company’s 2014 AGM. The Board of Directors has nominated four new candidates for election as independent directors: Mr. Ned Goodman, Ms. Nancy Lockhart, Dr. David Naylor and Mr. Ernie Thrasher.

Following the implementation of these changes at the Company’s 2014 AGM, the Board will be more than two-thirds independent, with 10 independent directors and four non-independent directors.

Barrick announced that it will put forward a new executive compensation plan at the Company’s 2014 AGM, which will align fully with the principle of pay-for-performance, further linking compensation with the long-term interests of shareholders.

Finally, Barrick announced the appointment of James (Jim) Gowans as Executive Vice President and Chief Operating Officer, effective January 20, 2014.

See the news release attached hereto as Schedule A for a description of the material change.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. See the Cautionary Statement on Forward-Looking Information included in the news release attached hereto as Schedule A for a description of certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman

Senior Vice President and General Counsel

(416) 861-9911

ITEM 9:	DATE OF REPORT

December 13, 2013

Dated at Toronto, Ontario this 13th day of December, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE – December 4, 2013

Barrick Founder and Chairman Peter Munk to Retire at 2014 AGM, John Thornton to Assume Chairmanship

TORONTO – Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (Barrick or the “company”) today announced that its Founder and Chairman, Peter Munk, will retire as Chairman of Barrick and will step down from the company’s Board of Directors at the 2014 Annual Meeting of Shareholders (AGM). Mr. Munk founded Barrick in 1983, growing the company from a small junior producer with one mine into the global gold industry leader and a Canadian champion, with operations on five continents.

John L. Thornton, who has played an increasingly important role at Barrick since his appointment as Co-Chairman in 2012, will become Chairman at the 2014 AGM.

The company also announced progress on a number of key business initiatives, including rejuvenation of the Board of Directors, a plan to strengthen executive compensation practices and the appointment of a new Chief Operating Officer.

In addition to Mr. Munk, Howard Beck and Brian Mulroney have informed the Board that they will not stand for re-election as Directors at the company’s 2014 AGM.

The Board of Directors has nominated four new candidates for election as independent directors: Mr. Ned Goodman, Ms. Nancy Lockhart, Dr. David Naylor and Mr. Ernie Thrasher. These four individuals will bring a diverse range of required experience and expertise to Barrick’s Board.

Following the implementation of these changes at the company’s 2014 AGM, the Board will be more than two-thirds independent, with 10 independent directors and four non-independent directors.

Barrick will also put forward a new executive compensation plan at the company’s 2014 AGM, which will align fully with the principle of pay-for-performance, further linking compensation with the long-term interests of shareholders. The company has consulted extensively with shareholders in the development of this plan and continues to do so. Details will be announced in the management proxy circular prior to the AGM.

Barrick is also pleased to announce the appointment of James (Jim) Gowans as Executive Vice President and Chief Operating Officer, effective January 20, 2014. Mr. Gowans has 40 years of international mining and management experience with a demonstrated track record of operational excellence.

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm	Andy Lloyd
Vice President	Vice President
Investor Relations	Communications
Telephone: +1 416 307-7422	Telephone: +1 416 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “intend”, “expect”, “will”, “anticipate”, “may”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon assumptions that, while considered reasonable by the company, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE

APPENDIX – Board Nominee Details

Mr. Ned Goodman, Toronto, Ontario

Mr. Goodman has made transformative and enduring contributions to Canada’s mining industry and capital markets as a company-builder, merchant banker and investment advisor during a dynamic career spanning almost half a century. Mr. Goodman is President and CEO of Dundee Corporation, and one of Canada’s most successful investment counselors. Through Dundee and its subsidiaries, Mr. Goodman oversees the provision of investment solutions as well as capital markets and advisory services. With a B.Sc. Degree in Geology from McGill University and an MBA from the University of Toronto, he has applied his skills and business acumen to help build several successful mining companies over his career, including International Corona, Kinross Gold, Repadre (later IAMGOLD) and Dundee Precious Metals.

Ms. Nancy Lockhart, Toronto, Ontario

Ms. Lockhart is Chief Administrative Officer of The Frum Development Group, a privately-owned property development and management company. She is a Director of Loblaw Companies Limited where she is also the Chair of the Environmental, Health and Safety Committee and a member of the Governance and Nominating Committee. She represents the Loblaw board on the Joe Fresh International Advisory Board. She is a board member of the Atrium Mortgage Investment Corporation. Ms. Lockhart was appointed to the board of the Canada Deposit Insurance Corporation by Finance Minister Jim Flaherty. She is a past trustee of Retirement Residences REIT, now a private company, where she sat on the Audit Committee, the Governance and Nominating Committee and the Customer Care Committee. She was awarded The Order of Ontario in 2006 and is a graduate of The Institute of Corporate Directors.

Dr. David Naylor, Toronto, Ontario

Dr. David Naylor is a physician and a scientist with executive, governance and public policy experience extending over 20 years. He is past President of the University of Toronto, completing his second and final term in October 2013. At the University, the largest in Canada, he was responsible for all aspects of a highly complex enterprise with 80,000 students in 20 colleges, schools and faculties. This included infrastructure, finance, budget and asset management, labour relations, among other responsibilities. Dr. Naylor has been active as a senior policy advisor to domestic governments for 25 years, and through his role at the University had regular interaction with a number of international governments and agencies. He is a Rhodes Scholar with more than 300 scholarly publications.

Mr. Ernie Thrasher, Latrobe, Pennsylvania

Mr. Ernie Thrasher is Founder of Xcoal Energy and Resources, a leading supplier of metallurgical coal to customers around the world. Mr. Thrasher has over 34 years of experience in the coal mining industry, and has been involved in a management role in many aspects of the coal sector, including mine operations, procurement, sales, and trading. He was previously President of AMCI Export Corporation and Executive Vice-President Marketing at AMCI International, where he was responsible for marketing and trading of coal produced in numerous jurisdictions, including the Americas, Russia, South Africa, Indonesia, Australia and China. He is an experienced miner, working in various mine operations and management positions early in his career.

BARRICK GOLD CORPORATION	PRESS RELEASE

Executive Vice President and Chief Operating Officer

James (Jim) Gowans

Jim Gowans is a seasoned mining operator with four decades of global industry experience. Mr. Gowans most recently worked at DeBeers SA, where he held several positions with increasing responsibility, including Managing Director of Debswana (a subsidiary of DeBeers SA), Chief Operating Officer/Chief Technical Officer of DeBeers SA, and President and CEO of DeBeers Canada. Mr. Gowans also has significant experience in the gold sector, having worked for eight years at Placer Dome, culminating in his role as Executive Vice President, Canadian Operations. He also held senior operating positions at PT Inco, where he was Senior Vice President and Chief Operating Officer, and at Cominco, where he held the positions of Operations Manager for Potash Operations and General Manager of the Red Dog zinc mine. Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science in Mineral Engineering. He is a Director of Cameco Corporation and PhosCan Chemical Company.

BARRICK GOLD CORPORATION	PRESS RELEASE